Bounty Minerals, Inc.

777 Main Street, Suite 3400

Fort Worth, Texas 76102

January 28, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re: Bounty Minerals, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-268279

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Bounty Minerals, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 9, 2022.

The Company is seeking withdrawal of the Registration Statement because the Company has elected not to proceed with the offering contemplated by the Registration Statement at this time. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide copies of the Order to the undersigned at Bounty Minerals, Inc., 777 Main Street, Suite 3400, Fort Worth, Texas 76102, with copies to the Company’s counsel, Kirkland & Ellis LLP, 609 Main St., Houston, TX 77002, attention Sean T. Wheeler, P.C.; Debbie P. Yee, P.C.

Please contact Sean T Wheeler, P.C. or Debbie P. Yee, P.C. of Kirkland & Ellis LLP at (713) 836-3427 or (713) 836-3630, respectively, if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

BOUNTY MINERALS, INC.

By:	/s/ Tracie Palmer
Name: Tracie Palmer
Title: Chief Executive Officer and President

cc:	Sean T. Wheeler, P.C. (Kirkland & Ellis LLP)

Debbie P. Yee, P.C. (Kirkland & Ellis LLP)